UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 033-73276

|_| Form 10-KSB        |_| Form 11-K       |_| Form 20-F           |X| Form 10-Q
|_| Form N-SAR         |_| Form N-CSR

         For Period Ended: March 31, 2004

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________
________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                   Skyline Multimedia Entertainment, Inc.
Former name if applicable
Address of principal executive office     350 Fifth Avenue, Suite 612
City, state and zip code                  New York, New York 10118

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion
|X| thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original prescribed due date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

      Michael Leeb                      (212)                   299-4902
        (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's Revenues for the three months ended March 31, 2004, approximated $1,329,000, as compared to $983,000 for the three months ended March 31, 2003. The increase in revenues primarily resulted from an increase in Empire State Building Observatory attendance and New York Skyride co-marketing efforts with respect to attendee management and the sale of combination tickets, as well as the establishment of new business relationships with other companies in the tourism and travel industry.

Total operating expenses incurred for the three months ended March 31, 2004, approximated $1,322,000, as compared to $1,361,000 for the three months ended March 31, 2003. The decrease for the three months ended March 31, 2004 as compared to the three months ended March 31, 2003, was caused by a number of factors, including but not limited to, a reduction in certain marketing-related payroll and a reduction in rent payments related to premises which were temporarily rented by the Company.



                     Skyline Multimedia Entertainment, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 18, 2004                                       /s/ Michael Leeb
                                                           ----------------
                                                           By: Michael Leeb
                                                               President